Exhibit 1.01

Nautilus, Inc.
Conflict Minerals Report
in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This Conflict Minerals Report of Nautilus, Inc. for the calendar year 2016 is presented in accordance with Rule 13p-1 (“Rule 13p-1” or the "Conflict Minerals Rule") under the Securities Exchange Act of 1934, as amended. Please refer to Rule 13p-1, Form SD and Securities and Exchange Commission Release No. 34-67716 for definitions to the terms used in this Report without definitions. Unless otherwise indicated, the terms “Company”, “Nautilus”, “we”, “us”, and “our” refer to Nautilus, Inc., a Washington corporation, together with its subsidiaries.

In accordance with the Conflict Minerals Rule, we conducted an analysis of our products manufactured during calendar year 2016 and determined that certain of these products contained small or trace quantities of conflict minerals, as that term is defined by Rule 13p-1, due to the presence in certain electronics assemblies obtained from third-party component suppliers for use in our finished goods, of small or trace quantities of tantalum, tin, tungsten, and/or gold ("3TG"), which 3TG minerals were determined to be necessary to the functionality or production of our products. In accordance with Rule 13p-1, we undertook due diligence to determine the status of the conflict minerals present in our products.

Pursuant to the Conflict Minerals Rule, we are required to conduct a good faith reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the 3TG minerals necessary to the functionality or production of our products originated in the Democratic Republic of the Congo ("DRC") or any adjoining country (collectively, the "Covered Countries").

Company Overview and Products

We are focused on developing and marketing consumer fitness equipment and related products under our Nautilus®, Bowflex®, Octane Fitness®, Schwinn®, Universal® and other brands. All of our finished products and product components are produced by third-party manufacturers, who are responsible for the sourcing of raw materials necessary to produce finished products or product components to our specifications. We are therefore several layers removed from the actual mining of conflict minerals. We do not purchase raw ore or unrefined conflict minerals and make no purchases in the DRC or any of the Covered Countries.

Conflict Minerals Due Diligence Program

We value ethical manufacturing practices and are committed to working with our manufacturing partners who share these values. By communicating with our suppliers, we strive to ensure that 3TG minerals that may be used in our products are obtained from sources that avoid minerals derived from ore mined under conditions of armed conflict and human rights abuses, particularly in the Covered Countries. In doing so, Nautilus follows the framework guidance established by the Organisation for Economic Co-operation and Development ("OECD") in conducting due diligence to determine whether products include conflict minerals from the Covered Countries.

Conflict Minerals Policy

Our Conflict Minerals policy is as follows:

"Under Rule 13p-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), conflict minerals are defined as tin, tungsten, tantalum, and gold. All companies required to file reports with the Securities and Exchange Commission under Sections 13(a) or 15(d) of the Exchange Act are required to (1) determine if conflict minerals are present in and necessary to the functionality or production of products the company manufactured or contracted to be manufactured, (2) undertake reasonable efforts to determine if the conflict minerals originated in the Democratic Republic of Congo or adjoining countries, and finally, (3) report on the results of those procedures."

Our policy is to comply with all disclosure and reporting requirements under Rule 13p-1 of the Exchange Act.

Supply Chain

All of our products are manufactured by independent factories located outside the United States, and we do not own any manufacturing operations producing products subject to the Conflict Minerals Rule. Many of the products that our third-party manufacturers build are complex and typically include components from several suppliers. In some cases we may not have direct contractual relationships with these component suppliers. Therefore, we must rely on our direct suppliers to work with their upstream vendors in order that they may provide us with accurate information about the origin of 3TG minerals included in our products and/or components that we purchase.

We maintain agreements that incorporate certain specifications with our finished good suppliers. We have communicated our conflict minerals requirements to targeted suppliers, and as we enter into new agreements or renew existing agreements, we will exercise our due diligence to identify the sources of 3TG minerals found in the products we purchase from them.

Due Diligence

Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the due diligence framework presented by the OECD in the publication OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition (© 2016).

Efforts to Determine Mine or Location of Origin

We continue to develop our corporate management system and communications process with our suppliers to investigate and evaluate the use of conflict minerals. We provided our suppliers guidance on supply chain due diligence and sourcing from conflict-affected and high-risk areas. We required our major suppliers to complete and submit to us the Electronic Industry Citizenship Coalition/Global e-Sustainability Initiative ("EICC-GeSI") conflict minerals reporting template (“CMRT”) established by the Conflict-Free Sourcing Initiative ("CFSI"). The CMRT was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a manufacturer’s supply chain. It includes questions regarding a company’s conflict-free policy, its engagement with its direct suppliers, a listing of the smelters the company and its suppliers use, the origin of 3TGs included in the supplier’s products, and the supplier’s due diligence. We believe adoption of this form would facilitate a more consistent result in the information we would receive from vendors, and use of the CMRT represents our reasonable best efforts to determine the mines or locations of origin of 3TG minerals in our supply chain.

We have relied on our suppliers responses for information on the sources of Conflict Minerals in the goods they supply us.

Due Diligence Measures Performed

1.	Establish Strong Company Management Systems

Nautilus' efforts to assess its supply chain in compliance with the Conflict Minerals Rule includes on-going communications with suppliers and educating our personnel through online materials. We continue to develop a corporate management system and communication process with our suppliers to investigate and evaluate the use of conflict minerals.

Cross-Functional Team

Design of our due diligence framework is the responsibility of a cross-functional team supported by key senior executives and subject matter experts across the company, including operations, procurement, sourcing, product development, engineering, legal and accounting. Our sourcing and procurement organization has the primary responsibility for working with suppliers to obtain information on components that may contain 3TGs and is led by our Vice President of Operations.

Control Systems

In addition to our management structure, our controls include:

•
A Conflict Minerals policy related to our sourcing of 3TG minerals and the expectation that our suppliers avoid use of 3TG minerals derived from Covered Countries and requests suppliers to keep and provide records on the source and chain of custody for 3TG minerals used in the manufacturing of our products;

•	Centralized project team with senior management support from Finance, Legal, Supply Chain and Product Development departments;

•	Assigned personnel to work with suppliers to conduct a RCOI and follow up on due diligence;

•	Initiatives to incorporate our policy into our agreements and purchase orders with our manufacturing and supply partners; and

•	Periodic updates, as needed, to executive management and Board of Directors.

2.     Identify and Assess Risk in the Supply Chain

For purposes of complying with the Conflict Minerals Rule, we utilize a risk-based approach which begins with a review of all products with potential presence of 3TG minerals. However, we did not exclude any products based on a determination of whether the 3TG mineral is considered necessary to the functionality or production of the product. Our RCOI was based on identification of the suppliers manufacturing components or finished goods for Nautilus that could contain 3TG minerals.

Risk areas identified within Nautilus' supply chain and control activities designed to mitigate potential risks are reviewed based on the Conflict Minerals Rule requirements and OECD framework.

Reporting Process

Our conflict minerals reporting process includes:

•	Identifying components and finished goods that could contain 3TG minerals;

•	Reviewing the bill of materials of our products to identify the component parts that were likely to contain conflict minerals;

•	Compiling a list of manufacturers that provided the component parts which were likely to contain conflict minerals;

•	Sending CMRT and supplemental materials to suppliers of components containing or potentially containing conflict minerals; and

•
Reviewing publicly available information on suppliers' websites regarding their corporate policies on conflict minerals and steps or actions that have been or are being taken by the respective suppliers to address the use of conflict minerals in the production of their products.

3.     Design and Implement a Strategy to Respond to Risks

We are continuing the process of designing and implementing a strategy to respond to risks relating to conflict minerals. At this time, we continue our on-going communications with our suppliers in an effort to educate, enhance and improve the quality of responses and disclosures in future reporting periods. Also, we continue regular and ongoing review of our suppliers’ annual data submissions and perform internal reviews in order to identify and mitigate potential risk areas as appropriate.

4.     Carry Out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We are several layers removed from the actual mining of conflict minerals and do not have a direct relationship with any 3TG mineral smelters and refiners, and as such, do not perform or direct audits of these entities. Nautilus intends to monitor supply chain due diligence opportunities by continuing engagement and communications with our suppliers and vendors.

5.    Report on Supply Chain Due Diligence

Nautilus has determined in good faith that during 2016, we contracted to manufacture products which included 3TG minerals that are necessary to the functionality or production of certain of our products. Based on a RCOI, none of our responding suppliers has disclosed to us that any of such 3TG minerals originated or may have originated in the Covered Countries. However, we do not have sufficient information from our suppliers to conclude whether 3TG minerals used in our products originated in the Covered Countries or whether such conflict minerals were from recycled or scrap sources.

This Conflict Minerals Report constitutes our annual report on our 3TG minerals due diligence and is available on our website www.nautilusinc.com and is filed with the Securities and Exchange Commission on Form SD.

Steps to be Taken to Mitigate Risk

We continue taking steps to improve the due diligence we conduct to further mitigate the risk that the 3TG minerals in our products directly or indirectly finance or benefit armed groups in the Covered Countries:

•	Enhance systems to improve identification and documentation of components and products that may include 3TG minerals;

•	Identify and submit system requirements that will improve the tracking, supplier training, supplier identification, reasonable country of origin and due diligence efforts;

•	Engage with suppliers to attempt to increase the response rate and improve the content of the supplier survey responses; and

•	Incorporate our policy into our agreements and purchase orders with our manufacturing and supply partners.